UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALLOGENE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

019770 106
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 019770 106	Page 2 of 6

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 22,032,040
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,032,040
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,032,040(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.14%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Based on 167,626,365 shares of common stock, par value $0.001 per share (the “Common Stock”), reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the U.S. Securities and Exchange Commission on August 2, 2023 (the “Form 10-Q”). The decrease in the percentage of shares of Common Stock held by the Reporting Person reported on this Amendment No. 3 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer in the Form 10-Q.

CUSIP NO: 019770 106	Page 3 of 6

Item. 1.        Security and Issuer
This Amendment No. 3 (this “Amendment No. 3”) to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 22, 2018, as amended by Amendment No. 1 filed on September 17, 2021 and Amendment No. 2 filed on April 7, 2022 (the “Statement”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of Allogene Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080. The Issuer’s shares of Common Stock are listed on The Nasdaq Stock Market LLC under the ticker symbol “ALLO”.
Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

The following amends the information set forth in the first paragraph captioned “(a)-(b)” of Item 5 of the Statement in its entirety.

(a)—(b)    The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The decrease in the percentage of shares of Common Stock held by the Reporting Person reported on this Amendment No. 3 resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, as filed with the U.S. Securities and Exchange Commission on August 2, 2023.

CUSIP NO: 019770 106	Page 4 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2023.
PFIZER INC.

By:    /s/ Susan Grant
Name:     Susan Grant
Title:     Assistant Secretary

CUSIP NO: 019770 106	Page 5 of 6

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 66 Hudson Boulevard East, New York, NY 10001. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute.
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology, Department of Pathology at NYU Grossman School of Medicine. Investigator of the Howard Hughes Medical Institute
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.
James C. Smith Independent Director	Chairman of the Thomson Reuters Foundation. Retired President and Chief Executive Officer of Thomson Reuters Corporation.
Chris Boshoff, FRCP, FMedSci, Ph.D. Chief Oncology Research and Development Officer, Executive Vice President	Chief Oncology Research and Development Officer, Executive Vice President, Pfizer.
David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer and President, Pfizer Research & Development	Chief Scientific Officer and President, Pfizer Research & Development, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Angela Hwang Chief Commercial Officer and President, Global Biopharmaceuticals Business	Chief Commercial Officer and President, Global Biopharmaceuticals Business, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.

CUSIP NO: 019770 106	Page 6 of 6

Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief Business Innovation Officer, Executive Vice President	Chief Business Innovation Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President, Pfizer.

Schedule 1